UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-34530 333-138868

U.S. Concrete, Inc.
(Exact name of registrant as specified in its charter)

2925 Briarpark, Suite 1050, Houston, Texas 77042 (713) 499-6200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Rights to Purchase Series A Junior Participating Preferred Stock* 8.375% Senior Subordinated Notes due 2014*
(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share* Class A Warrants to purchase Common Stock* Class B Warrants to purchase Common Stock*
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   None

* On August 31, 2010 (the “Effective Date”), the Amended Joint Plan of Reorganization of U.S. Concrete, Inc. (the “Company”) and certain of its subsidiaries (the “Plan”), as confirmed by an order of the United States Bankruptcy Court for the District of Delaware entered on July 29, 2010, became effective.  Pursuant to the Plan, on the Effective Date: (i) all securities of the Company were cancelled, including the common stock, par value $0.001 per share, the rights to purchase Series A Junior Participating Preferred Stock, and all of the outstanding 8.375% Senior Subordinated Notes due 2014, and (ii) shares of common stock, par value $0.001 per share, of the Company (the “New Common Stock”), Class A Warrants to purchase the New Common Stock and Class B Warrants to purchase New Common Stock were issued for distribution in accordance with the Plan.  The Company will have a remaining duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended, with respect to the New Common Stock, the Class A Warrants and the Class B Warrants.

Pursuant to the requirements of the Securities Exchange Act of 1934, U.S. Concrete, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 31, 2010	By:	/s/ Michael W. Harlan
Name: Michael W. Harlan
Title: President and Chief Executive Officer